May 30, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Landmark Energy Enterprise, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 11, 2011
Correspondence Submitted April 28, 2011
File No. 000-54153

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 9A. Controls and Procedures, page 15

1. We note your explanation in correspondence dated April 28, 2011 that management mistakenly failed to include management’s report on internal controls over financial reporting (ICFR) in the Form 10-K. However, you have not addressed how this mistake affected your conclusion regarding the effectiveness of disclosure controls and procedures (DC&P). It appears to us that effective DC&P would include controls that are designed to both prevent and detect errors and omissions of material items, of which, management’s report on ICFR would be one. Accordingly, tell us why your disclosure controls failed to detect this material omission after the fact and why, in the face of this omission, you continue to believe that DC&P are effective. Alternatively, revise the Form 10-K and subsequent Form 10-Q to disclose that DC&P were not effective.

Response:

Before we filed the Form 10-K for year ended October 31, 2010, we have actually performed and completed the report on internal control over financial reporting. However, we mistakenly failed to include the report in the filed Form 10-K for year ended October 31, 2010. It is the management’s mistake. This mistake indicated that our internal control over financial reporting was not effective as of October 31, 2010 because an effective internal control would have detected the omission of such material information. Due to this fact, we have concluded and will state in our amended Form 10-K for year ended October 31, 2010 that as of October 31, 2010, the Company’s internal control over financial reporting was not effective.

The management has also determined that our internal control over financial reporting was subject to the material weaknesses of inadequate staffing and supervision within the accounting operations of our company: the relatively small number of employees who are responsible for accounting functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews.

The Company’s management has identified the steps necessary to address the material weaknesses existing in year ended October 31, 2010 described above, as follows:

1.     Hiring additional accounting and operations personnel and engaging outside contractors with technical accounting expertise, as needed, and reorganizing the accounting and finance department to ensure that accounting personnel with adequate experience, skills and knowledge relating to complex, non-routine transactions are directly involved in the review and accounting evaluation of our complex, non-routine transactions;

2.     Involving both internal accounting and operations personnel and outside contractors with technical accounting expertise, as needed, early in the evaluation of a complex, non-routine transaction to obtain additional guidance as to the application of generally accepted accounting principles to such a proposed transaction.

Based on the above conclusions and assessment, we will amend the Form 10-K for year ended October 31, 2010 and include the following report in Item 9A and will state in the amended Form 10-K that :

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of October 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of October 31, 2010, the Company’s internal control over financial reporting was not effective because we mistakenly failed to include a management’s report on internal control over financial reporting in the Form 10-K for year ended October 31, 2010 and an effective internal control would have detected the omission of such material information.

The management has also determined that our internal control over financial reporting was subject to the material weaknesses of inadequate staffing and supervision within the accounting operations of our company: the relatively small number of employees who are responsible for accounting functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews.

The Company’s management has identified the steps necessary to address the material weaknesses existing in year ended October 31, 2010 described above, as follows:

1.     Hiring additional accounting and operations personnel and engaging outside contractors with technical accounting expertise, as needed, and reorganizing the accounting and finance department to ensure that accounting personnel with adequate experience, skills and knowledge relating to complex, non-routine transactions are directly involved in the review and accounting evaluation of our complex, non-routine transactions;

2.     Involving both internal accounting and operations personnel and outside contractors with technical accounting expertise, as needed, early in the evaluation of a complex, non-routine transaction to obtain additional guidance as to the application of generally accepted accounting principles to such a proposed transaction.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Since our first fiscal quarter in the fiscal year 2011 ended on January 31, 2011 which was earlier than February 11, 2011, the actual filing date of the Form 10-K for year ended October 31, 2010, we will also amend the Form 10-Q for the quarter ended January 31, 2011 to conclude that our internal control over financial reporting was not effective as of January 31, 2011.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Landmark Energy Enterprise Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. We will file the amended Form 10-K immediately when Staff accepts our responses to all comments and has no further comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 410-296-2467, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

   /s/ Yidian Dong
_________________________
        Yidian Dong

Chief Executive Officer
Chief Financial Officer

Landmark Energy Enterprise Inc